UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 06, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Recommendation for re-appointment of Mr. Sashidhar Jagdishan as the Managing Director and CEO of HDFC Bank Limited (“the Bank”)

March 06, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:	Recommendation for re-appointment of Mr. Sashidhar Jagdishan as the Managing Director and CEO of HDFC Bank Limited (“the Bank”)

This is to inform you that the Board of Directors of the Bank, at their meeting held today, has recommended the re-appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as the Managing Director and CEO of the Bank, to the Reserve Bank of India (RBI), for a further period of three years w.e.f. October 27, 2023, subject to approval of RBI and shareholders.

Mr. Sashidhar Jagdishan has an overall experience of thirty (30) years. Mr. Jagdishan has completed his graduation in Science with specialization in Physics, is a Chartered Accountant by profession and holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom. Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head - Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank, and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years. Prior to his appointment as Managing Director & Chief Executive Officer of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility.

Mr. Jagdishan is not debarred from holding office of director by virtue of any SEBI order or any other such authority. He is not related to any director or Key Managerial Personnel of the Bank.

Pursuant to the applicable provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013, the abovementioned re-appointment will be subject to the approval of the RBI and the shareholders of the Bank. Accordingly, the Bank will make application to the RBI in this regard under Section 35B of the Banking Regulation Act, 1949. In addition, further disclosure in this regard will be made after receipt of communication / approval from RBI.

We request you to kindly take note of the same.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.:a/a.